Via Facsimile and U.S. Mail
Mail Stop 4720

May 25, 2010

Mr. Angus Russell
Chief Executive Officer
Shire plc
5 Riverwalk, Citywest Business Campus
Dublin 24, Republic of Ireland

Re: Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-29630

Dear Mr. Russell:

We have completed our review of your Forms 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief